[Skadden, Arps, Slate, Meagher & Flom LLP]

December 11, 2008

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. Nicholas P. Panos

Dear Mr. Panos:

On behalf of NDS Group plc (“NDS” or the “Company”), set forth below are responses to the oral comments provided by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to us on December 9, 2008 (the “Oral Comments”) relating to Amendment No. 4 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by the Company on December 5, 2008. The responses are based on information provided to us by the Company, News Corporation and Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (the latter two entities together being the “Bidcos”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 5 to the Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) as filed via EDGAR submission concurrently with this letter and dated December 11, 2008.

In response to the Oral Comments of the Staff, please note that we have amended the Proxy Statement to add a cover page to Appendix A, the Scheme document, as in the form set forth in Exhibit A to this correspondence.

The Revised Proxy Statement contains responses of the Company to the Oral Comments, as well as additional changes required to update the disclosure contained in the Proxy Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, blacklines of the Revised Proxy Statement marked against the Proxy Statement.

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The undersigned, on behalf of News Corporation, NDS Holdco, Inc., NDS Group plc, Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions concerning this letter to the undersigned at (212) 735-3743, Lou R. Kling at (212) 735-2770 or Howard L. Ellin at (212) 735-2438.

Regards,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	Lawrence A. Jacobs, News Corporation

Greg Nardini, NDS Group plc

Paul Armstrong, Permira Advisers LLP

Matthew Layton, Clifford Chance LLP

Frederick S. Green, Weil, Gotshal & Manges LLP

Christopher Ewan, Fried, Frank Harris, Shriver & Jacobson LLP

Exhibit A

Appendix A Scheme Cover Page

Any advice, statements or information made or provided by any of Goldman Sachs International, JP Morgan Plc, Citigroup Global Markets Limited (“Citi”) and Morgan Stanley & Co. Limited (each an “Advisor”) in Appendix A, was not and is not an opinion, was not prepared in connection with, or with a view to the preparation of, an opinion, and was not and is not intended to support any recommendation to the Independent Committee (in the case of the Advisors other than Citi) or any shareholder of the Company and should not be relied upon by any shareholder of the Company. In particular, each of the Advisors has indicated in Appendix A that it is acting exclusively for its respective client(s) and no-one else in connection with the Scheme and its position that it will not be responsible to anyone other than its respective client(s) for providing the protections afforded to its client(s) nor for providing advice in relation to the Scheme or any matter or arrangement referred to herein.

Based upon the express limitations contained in Appendix A, each of the Advisors believes that no person other than its respective client(s) may rely upon or otherwise use any advice, statement or information made or provided by it in Appendix A for any purpose and each Advisor would intend to assert the substance of the noted limitations on use against any shareholder of News Corporation or the Company or any other person seeking to or otherwise claiming a right to rely upon or otherwise use such advice, statements or information.

No Advisor is aware of any controlling court decision addressing the validity of such a claim. It is possible that shareholders could seek to assert a claim that they may rely upon or otherwise use some or all of the advice, statements or information made or provided in Appendix A, which each of the Advisors would intend to oppose. The validity of any such claim, if asserted, could only be finally determined by a court of competent jurisdiction.

In addition, each Advisor would intend to assert against any shareholder of News Corporation or the Company or any other person seeking to or otherwise claiming a right to rely upon or otherwise use advice, statements or information made or provide by it in Appendix A its position that, although the Advisor may have provided certain input during the preparation of Appendix A, it did not prepare or otherwise take responsibility for Appendix A. Subject to the foregoing, the Advisors have not objected to the inclusion of Appendix A as an Appendix to the Proxy Statement on Schedule 14A filed with the SEC in connection with the Proposed Transactions.

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